Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company: Harmon Industries, Inc.
Commission File No. 000-07916

Contact:          Susan K. Breon
                  GE Transportation Systems
                  814/875-3457
                  susan.breon@trans.ge.com

General Electric Company Extends Exchange Offer for Harmon Industries, Inc.

August 21, 2000 -- Erie, PA -- General Electric Company (GE) announced that GE is extending its offer to acquire all outstanding shares of common stock of Harmon Industries, Inc. (Harmon) until 12:00 midnight, New York City time, on Monday, August 28, 2000. The extension is required because all of the conditions to the offer have not been satisfied or waived, including, among other things, expiration of the HSR waiting period which is due to expire on August 26, 2000. The extension relates to shares to be issued by GE in its offer, through Four Points Acquisition Corp., its wholly owned subsidiary (Four Points), to acquire all of the outstanding shares of common stock of Harmon and the subsequent merger of Four Points into Harmon. Upon completion of the transaction, Harmon will become part of GE Harris Railway Electronics, a joint venture between GE Transportation Systems (GETS) and Harris Corporation.

As a consequence of the extension of the expiration date, holders of Harmon common stock may tender or withdraw shares until midnight, New York City time, Monday, August 28, 2000, unless the offer is further extended. The offer was previously scheduled to expire at midnight on Monday, August 21, 2000.

Based on the latest count of tendered shares, approximately 10,205,303 shares of Harmon common stock have been tendered and not withdrawn pursuant to the tender offer.

GETS, headquartered in Erie, PA, is one of the major business units of GE (NYSE symbol GE). It is a global supplier of surface transportation products and services including freight and passenger locomotives and maintenance service, global railroad services such as remote monitoring and diagnostics, railway control and communications systems, propulsion and auxiliary power systems for transit vehicles and motorized drive systems for mining trucks. It employs approximately 6700 employees worldwide and has sales in excess of $2 billion.

Harmon, headquartered in Blue Springs, Mo., is a technology leader focusing primarily on providing solutions to the worldwide rail transportation industry in the areas of electronic signaling and train control. The company is traded in the over-the-counter market and is quoted on NASDAQ National Market System under the symbol HRMN. It has approximately 2000 employees at more than 20 locations in North America, United Kingdom and Italy.





We urge the Harmon shareholders to read the registration statement on Form S-4 and Schedule TO and the preliminary prospectus, supplements, final prospectus and other exchange offer documents, filed on or after July 25, 2000 by General Electric with the Securities and Exchange Commission (SEC) and the related solicitation/recommendation statement filed on July 25, 2000 by Harmon with the SEC. These documents contain important information which should be read carefully before any decision is made with respect to the offer. These documents are available to all shareholders of Harmon at no expense to them. The documents are also available at no charge at the SEC's website at www.sec.gov. Documents are available from the contact persons above without cost.

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